Exhibit 8

Significant Subsidiaries of C3is Inc.

Company	Country of Incorporation

Dry Bulk International Trading and Shipping Inc.	Marshall Islands

Crude Oil Services International Inc.	Marshall Islands

Raw Commodities and Exports Inc.	Marshall Islands

Spitfire Dragon Transport Inc. Furious Petroleum Transporter Inc.	Marshall Islands Marshall Islands